November 18, 2005
VIA EDGAR
Securities and Exchange Commission
Main Filing Desk 450
Fifth Street, NW
Washington, DC 20549-1004
Attention: Karen J. Garnett, Assistant Director

Re:	United Development Funding III, L.P. Amendment No. 1 to Form S-11 File No. 333-117891
Ladies and Gentlemen:
          On behalf of United Development Funding III, L.P. (the “Partnership”), transmitted herewith for filing is the Partnership’s Pre-Effective Amendment No. 1 (the “Amendment”), with exhibits, to its Registration Statement on Form S-11 (Registration No. 333-117891) (the “Registration Statement”), in accordance with the Securities Act of 1933 and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder. As a courtesy to the Staff, two copies of the Amendment will be provided under separate cover, along with two additional copies that have been marked to show the changes effected in the Registration Statement by the Amendment.
          The Amendment is being filed principally in response to comments of the Staff set forth in the Commission’s letter dated September 27, 2005, a copy of which is attached to the courtesy copy of this letter for the Staff’s convenience. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter. References to page numbers (other than in headings taken from the Commission’s letter) are to pages of the prospectus as revised and included in the Amendment. Other changes have also been made, as indicated in the marked materials.
          We respond to the specific comments of the Staff as follows:
General
1.	Please provide us with any pictures, graphics or artwork that will be used in the prospectus.
          RESPONSE: A copy of the Partnership’s logo as used on the cover page of the prospectus is contained in the paper copies of the Amendment provided to the Staff supplementally as the courtesy copies of this filing. A copy of the “Annual Single Family Housing Starts” chart as used in the section of the prospectus under the caption “Investment Objectives and Criteria — Industry Background” is also contained in the paper copies of the Amendment provided to the Staff

Atlanta	1600 Atlanta Financial Center	With offices in	Washington, D.C.
404.233.7000	3343 Peachtree Road, N.E.		Charlotte, North Carolina
Atlanta, Georgia 30326-1044
Fax: 404.365.9532

Morris, Manning & Martin, LLP
Securities and Exchange Commission
November 18, 2005

supplementally as the courtesy copies of this filing. The Partnership does not intend to use any other pictures, graphics or artwork in the prospectus.
2.	We note in various places that you cite supporting third party sources for your disclosure. Please provide us with copies of all supporting materials cited in your registration statement. Please highlight or otherwise indicate the portions of those materials that support your disclosure. Finally, please tell us whether each of these reports or sources was publicly available or whether it was commissioned by you. If such sources are not publicly available, please revise to file appropriate consents as required by Rule 436 of Regulation C.
          RESPONSE: We have included in the supplemental materials, which are enclosed with the Staff’s courtesy copies of this letter, copies of the publicly available reports that the Partnership has cited in the Registration Statement, including an indication of the portions of such reports that support the disclosure in the Registration Statement. The Partnership does not cite any other third-party sources in the Registration Statement.
3.	We note from disclosure under “Supplemental Sales Material” on page 126 that in addition to this prospectus, you may utilize certain sales material in connection with the offering. Please note that any sales literature that you intend to use in connection with this offering must be submitted to us prior to use, including sales literature intended for broker-dealer use only. Please submit all written sales materials that you propose to transmit to prospective investors, orally or in writing, with your next filing. In this regard, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. For guidance, refer to Item 19.D of Industry Guide 5.
          RESPONSE: The Partnership is currently preparing draft sales literature. The Partnership undertakes to provide any supplemental sales material to the Staff prior to its use.
4.	We note that you are registering common stock to be offered under a distribution reinvestment plan. Please tell us whether persons who become shareholders other than by participating in the offering may purchase shares through the distribution reinvestment plan, and, if so, whether you intend to distribute to those persons a separate prospectus relating solely to the distribution reinvestment plan. Please also tell us whether you intend to keep updated and distribute the prospectus included in this registration statement so long as offers and sales are being made under the distribution reinvestment plan or if you intend to use a separate prospectus relating solely to the distribution reinvestment plan. In either case, if you do intend to distribute a separate prospectus relating to the distribution reinvestment plan, please amend the registration statement to include that prospectus, which should include a reasonably detailed description of the plan in addition to all disclosure required by Form S-11. Typically, a prospectus for a dividend reinvestment plan is presented in question-and-answer format.

Morris, Manning & Martin, LLP
Securities and Exchange Commission
November 18, 2005

          RESPONSE: Persons who become limited partners of the Partnership other than by participating in the offering may purchase units through the Partnership’s distribution reinvestment plan. The Partnership does not intend to file and maintain a separate prospectus in connection with the distribution reinvestment plan. Rather, the Partnership will update and distribute the prospectus included in the Registration Statement so long as offers and sales of units of limited partnership interest, as registered for issuance pursuant to the distribution reinvestment plan, are being made under the plan. The Partnership has disclosed on the cover page and elsewhere in the prospectus that it may extend the offering period for the units reserved for issuance pursuant to the plan beyond the expiration date of the primary offering to which the prospectus relates. If, after the termination of the primary offering, the Partnership elects to extend the offering period for the distribution reinvestment plan, it will file a separate registration statement to register additional units for issuance pursuant to the distribution reinvestment plan. Thereafter, the Partnership will distribute a prospectus relating to such subsequent offering for use by plan participants.
5.	Please provide us with a detailed analysis regarding the applicability of the tender offer rules to the share repurchase program. Refer to Rule 13e-4 and Regulation 14E of the Exchange Act.
          RESPONSE: The Partnership’s general partner proposes to adopt a unit redemption program (the “Redemption Program”). The terms of the Redemption Program are fully disclosed in the prospectus included in the Registration Statement. Pursuant to the terms of the Redemption Program, a limited partner who has held units of limited partnership interest for at least one year may, with appropriate notice, present all or any portion of such limited partner’s interest for repurchase, subject to the minimum holding requirements described below.
     Background
          Pursuant to the proposed Redemption Program, the Partnership will redeem units on a first-come, first-served basis, with priority given to redemptions upon the death of a limited partner. A limited partner or his or her estate, heir or beneficiary may present fewer than all of his or her units then-owned for redemption, provided, however, that the minimum number of units that must be presented for redemption must be at least 25% of the holder’s units. If funds are not available to make redemptions at the time when redemption is requested, the limited partner or his or her estate, heir or beneficiary can (1) withdraw the request for redemption, or (2) ask that the request be honored at such time, if any, when sufficient funds become available.
          The number of units that the Partnership can redeem under the Redemption Program will be limited in two ways. First, the Partnership will use no more than 1% of its operating cash flow from the previous fiscal year, plus any proceeds from its distribution reinvestment plan, to redeem units. Second, during any calendar year, the Partnership will not redeem more than 5% of the weighted average number of units of limited partnership interest outstanding during the prior twelve-month period.

Morris, Manning & Martin, LLP
Securities and Exchange Commission
November 18, 2005

          Except as described below for redemptions upon the death of a limited partner, the purchase price for the redeemed units, for the period beginning after a limited partner has held the units for a period of one year, will be (1) 92% of the purchase price actually paid for any units held less than two years, (2) 94% of the purchase price actually paid for any units held for at least two years but less than three years, (3) 96% of the purchase price actually paid for any units held at least three years but less than four years, (4) 98% of the purchase price actually paid for any units held at least four years but less than five years and (5) the lesser of the purchase price actually paid for units held at least five years or the then-current fair market value of the units as determined by the most recent annual valuation. The purchase price for redeemed units will be offset by any amounts previously distributed to the redeeming limited partner in respect of the redeemed units as a return of his or her capital contributions. All such redemptions will be subject to early redemption discounts that depend on the length of time the units are held.
          Upon the death of a limited partner who is a natural person, the Partnership will redeem units after receiving written notice from the estate of the deceased or recipient of the units through bequest or inheritance. The written notice must be received within 180 days after the death of the limited partner. The purchase price for units redeemed by the Partnership upon the death of a limited partner will be the lesser of (1) the price the limited partner actually paid for the units or (2) the then-current fair market value of the units as determined by the most recent annual valuation. The Partnership will redeem units upon the death of a limited partner only to the extent that sufficient funds are available to fund such redemptions. The Partnership will not actively solicit redemptions; its role in the Redemption Program will be ministerial and merely to facilitate redemption requests.
          Units repurchased by the Partnership will become authorized but unissued units. The Partnership will not reissue the units without registration under the Securities Act or an exemption therefrom. The Redemption Program is only intended to provide limited interim liquidity for limited partners until the Partnership’s liquidation, since there is no public trading market for the units nor is any market expected to develop. The general partner of the Partnership reserves the right in its sole discretion at any time to (1) waive the one-year holding period in the event of the death or bankruptcy of a limited partner or other exigent circumstances, (2) reject any request for redemption, (3) change the purchase price for redemptions, or (4) terminate, suspend and/or reestablish the Redemption Program.
      Rule 13e-4 and Regulation 14E
          Pursuant to Rule 13e-4 under the Exchange Act, an issuer with equity securities registered under Section 12 of the Exchange Act or that is required to file periodic reports with the Commission pursuant to Section 15(d) is required, in connection with any tender offer for its own equity securities, to make certain disclosures with respect to such offers. The provisions of Rule 13e-4 and Regulation 14E are intended to prevent fraudulent, deceptive or manipulative acts in connection with issuer tender offers. Rule 13e-4 deals specifically with issuer tender offers. The Partnership believes that redemptions under the Redemption Program do not constitute issuer tender offers within the meanings of Rule 13e-4 and Regulation 14E. As the court asserted in SEC

Morris, Manning & Martin, LLP
Securities and Exchange Commission
November 18, 2005

v. Carter Hawley Hale Stores, Inc., 760 F.2d 945, 950 (9th Cir. 1985), the term “tender offer” implies (i) active and widespread solicitation of public stockholders for the shares of an issuer; (ii) the solicitation is made for a substantial percentage of the issuer’s stock; (iii) the offer to purchase is made at a premium over the prevailing market price; (iv) the terms of the offer are firm, rather than negotiable; (v) the offer is contingent on the tender of a fixed number of shares; (vi) the offer is open only for a limited period of time; (vii) the offeree is subjected to pressure to sell; and (viii) a public announcement of an acquisition program prior to the accumulation of stock by a purchaser. Because virtually none of these factors apply to the Partnership in respect of repurchases under the Redemption Program, the Partnership believes that such repurchases are not tender offers.
          The Partnership believes that, despite the fact that the Redemption Program will be described in its prospectuses or a supplement thereto, the Partnership is not engaging in and will not engage in an active and widespread solicitation for its securities. Rather, information regarding the Redemption Program is provided solely for the benefit of the Partnership’s investors in order to provide them with information about the limited liquidity of their investment. Additionally, under the Redemption Program, during any calendar year, the Partnership would repurchase only up to a maximum of 5% of the weighted average number of units of limited partnership interest outstanding during the prior twelve month period. Moreover, the Partnership will use no more than 1% of its operating cash flow from the previous fiscal year, plus any proceeds from its distribution reinvestment plan to redeem units.
          Further, no premium is to be paid by the Partnership for the units repurchased. In fact, except as stated above with respect to redemptions upon the death of a limited partner, until the units have been held by the limited partner for at least five years, the purchase price to be paid by the Partnership for redeemed units will be less than the price the limited partner actually paid for the units. For redemptions upon the death of a limited partner, the purchase price to be paid by the Partnership for redeemed units will be no greater than the price the limited partner actually paid for the units. In all instances, the purchase price for redeemed units will be offset by any amounts previously distributed to the redeeming limited partner in respect of the redeemed units as a return of his or her capital contributions; therefore, the limited partners cannot “profit” from the Redemption Program.
          In addition, the Partnership believes that despite the fact that the pricing has a variable component, because the price is fixed at the lower of the applicable factors and will never exceed the price the limited partner actually paid for the units, such pricing does not lend itself to the fraudulent, deceptive or manipulative acts of the type Rule 13e-4 and Regulation 14E were intended to prevent. Further, the Redemption Program is not contingent on the tender of a fixed number of securities. Finally, repurchases under the Redemption Program may be made for an indefinite period of time. Consequently, the Partnership believes that repurchases made in accordance with the Redemption Program would not be “tender offers” subject to the regulatory requirements of Rule 13e-4 and Regulation 14E.

Morris, Manning & Martin, LLP
Securities and Exchange Commission
November 18, 2005

          Although the Partnership understands that the Commission’s Division of Corporation Finance will no longer grant specific exemptions for redemption programs of issuers such as the Partnership, the Commission has in the past granted relief in instances where repurchases made under repurchase programs were made for cash on a periodic basis at fixed prices that are based on the net asset values of the issuer’s underlying assets. This relief has been granted either through providing an exemption (Puerto Rico Investors Flexible Allocation Fund (June 19, 1999), Popular Balanced IRA Trust Fund (April 29, 1999), Puerto Rico Income & Growth Fund, Inc. (March 27, 1998), First Puerto Rico Growth and Income Fund, Inc. (November 5, 1997), Merrill Lynch Puerto Rico Tax Exempt Fund, Inc. (August 7, 1995)) or by agreeing not to recommend that the Commission take enforcement action (CNL Income Properties, Inc. (March 10, 2004), Inland Western Retail Real Estate Trust, Inc. (August 25, 2003), T REIT Inc. (June 4, 2001), CNL American Properties Fund, Inc. (August 13, 1998)). Such relief has been granted where the number of shares that may be repurchased during any 12-month period is limited to 5% of the number of the company’s outstanding shares on the first day of such 12-month period (CNL Income Properties, Inc. (March 10, 2004), CNL American Properties Fund, Inc. (August 13, 1998), Brock Exploration Company (June 30, 1980)) and 5% of the number of the company’s outstanding shares during the prior fiscal year (Wells Real Estate Investment Trust II, Inc. (December 9, 2003)). Because redemptions under the Share Redemption Program (1) would be priced at an amount that will never exceed the price the redeeming limited partner actually paid for the units; (2) would be made on a quarterly basis; and (3) would only involve a very small percentage of the Partnership’s outstanding securities, the Partnership believes the Redemption Program would not give rise to the abuses that Rule 13e-4 and Regulation 14E were intended to prevent and, thus, should not be subject to the requirements of Rule 13e-4 and Regulation 14E.
6.	We note your statement that you will commence your redemption program upon the completion of this offering or earlier upon obtaining exemptive relief from the Commission’s rules restricting issuer purchasers during distributions. Please tell us whether and with whom you have applied for such exemptive relief.
          RESPONSE: The Partnership intends to request exemptive relief under Rule 102(e) of Regulation M from the Commission’s Division of Market Regulation, Mr. James Brigagliano, Assistant Director. A copy of such request will be provided to the Division of Corporation Finance supplementally.
7.	We note your disclosure in the fourth paragraph on page 19, on pages 121-122 under the heading “Subscription Process” and in Exhibit C to the prospectus regarding the process for subscribing for units. Please tell us the point in your offering at which you intend to make a copy of the prospectus and subscription agreement available to potential investors. In this regard, please keep in mind that you may solicit preliminary indications of interest to purchase units in the offering only when you have delivered to potential investors a preliminary prospectus meeting all of the requirements of Section 10 of the Securities Act. You may not, however, solicit or accept any binding offers to purchase securities until after your registration statement has finally been declared effective. We note that your current

Morris, Manning & Martin, LLP
Securities and Exchange Commission
November 18, 2005

disclosure and form of subscription agreement indicate that the potential investor must make a binding commitment to purchase shares upon signing the subscription agreement and must in fact send payment for the units upon sending the subscription agreement to your escrow agent. Please revise your prospectus and form of subscription agreement to clearly state that you will not accept any subscriptions until your registration statement has been declared effective and to describe the procedure you intend to follow if you receive subscriptions before the registration statement has been declared effective.
          RESPONSE: The Partnership does not intend to create a preliminary prospectus or solicit preliminary indications of interest to purchase units prior to the Registration Statement’s declaration of effectiveness by the Commission and will not solicit or accept any binding offers to purchase securities until after the Registration Statement has been declared effective. Because the Partnership will only deliver a prospectus and a copy of the subscription agreement after the Registration Statement is declared effective by the Commission, the Partnership respectfully submits that it is not necessary to add disclosure to the prospectus or the subscription agreement regarding the Partnership’s inability to accept subscriptions until the Registration Statement has been declared effective.
8.	Please provide the disclosure about your promoters required by Item 11(d) of Form S-11 regarding names of promoters and indicate all positions and offices with the registrant now held or intended to be held by each such promoter.
          RESPONSE: Todd. F. Etter and Hollis M. Greenlaw are the Partnership’s promoters. Messrs. Etter and Greenlaw own 66-2/3% of UMT Services, Inc., which is the general partner of the Partnership’s general partner. Both Messrs. Etter and Greenlaw serve as directors of the Partnership’s general partner. Such information is disclosed on pages 10 and 58 of the Amendment.
Prospectus Cover Page
9.	We note your disclosure in the first full paragraph on page 6 that you expect to use leverage of up to 50% of the value of your assets to fund your investments, but that your partnership agreement allows you to borrow up to 70% of the value of your assets for this purpose. Please revise your cover page to include a risk factor discussing your planned use of leverage, including the fact that you are permitted to leverage up to 70% of the value of your assets.
          RESPONSE: We have revised the list of risk factors on the cover page of the prospectus in response to the Staff’s comment.

Morris, Manning & Martin, LLP
Securities and Exchange Commission
November 18, 2005

10.	Please revise your cover page risk factors as follows:
•	Second bullet point — revise to clearly state that you are a blind pool and that investors will not have an opportunity to assess any of your proposed real estate investments before making an investment in you.

•	Final bullet point — split this bullet point into 3 separate risk factors, one discussing the general partner’s lack of experience, one discussing the payment of substantial fees regardless of profitability and one discussing potential conflicts.
          RESPONSE: We have revised the list of risk factors on the cover page of the prospectus in response to the Staff’s comment.
11.	Please revise your coverage page disclosure regarding your arrangement with Coppermark Bank to clarify that, if investors’ funds are returned due to failure to meet the minimum sales of units, the escrow agent’s administrative fees will be subtracted from the funds returned to investors. We note your disclosure to this effect in the penultimate question on page 19. Please also disclose that funds will be returned to investors within 10 days after termination of the offering, as stated in the second paragraph on page 123. Finally, please confirm to us that the escrow agent is qualified to act as such under Rule 15c2-4 of the Exchange Act and the associated NASD rules, notice and interpretations.
          RESPONSE: We have revised the disclosure in the last paragraph of the cover page of the prospectus to disclose that funds will be returned to investors within ten days after any termination of the offering for failure to meet the minimum sales of units. We have also revised such paragraph, and the disclosure under the caption “Questions and Answers about this Offering — What happens if you don’t sell at least $50,000 units?” on page 17 of the prospectus to remove the reference indicating that if investors’ funds are returned due to failure to meet the minimum sales of units, the escrow agent’s administrative fees will be subtracted from the funds returned to investor, as such administrative fees will be reimbursed by the Partnership. The Partnership has not yet entered into a definitive agreement with Coppermark Bank to serve as its escrow agent, but prior to entering into such agreement, the Partnership will require Coppermark Bank to certify that it is qualified to act as such under Rule 15c2-4 of the Securities Exchange Act of 1934 and the associated NASD rules, notice and interpretations.
Suitability Standards, page 1
12.	We note your disclosure in the first paragraph on page 1 that an investment in you is suitable for someone who is seeking to “receive current interest income.” Please revise to clarify that current interest income is not guaranteed or remove the statement.
          RESPONSE: We have revised the first paragraph under the caption “Suitability Standards — General” on page 1 of the prospectus in response to the Staff’s comment.

Morris, Manning & Martin, LLP
Securities and Exchange Commission
November 18, 2005

13.	Please include a description of applicable state suitability standards, if any. See Industry Guide 5, Item 2. We note in this regard certain representations required of residents of Kansas and Ohio on page C-2 in your form of Subscription Agreement.
          RESPONSE: We have revised the disclosure under the caption “Suitability Standards” beginning on page 1 of the prospectus to disclose the state suitability standards applicable to the Partnership’s offering.
Prospectus Summary, page 1
14.	Please limit the summary to the most significant aspects of the filing. Eliminate detailed information that is more appropriate for the body of the prospectus. We note, for example, detailed disclosure under the headings “Proposed Unit Redemption Program,” “ERISA Considerations” and “Description of Units.”
          RESPONSE: We have revised the disclosure under the captions “Prospectus Summary — Terms of the Offering,” “— Proposed Unit Redemption Program” and “— Description of Units” beginning on pages 4 and 14 of the prospectus in response to the Staff’s comment. The disclosure that appeared under the caption “— ERISA Considerations” on page 13 of the Registration Statement as originally filed on August 26, 2005, has been deleted in its entirety in response to the Staff’s comment.
General Partner, page 3
15.	The abbreviation UMTHLD is too cryptic to be readily understood by investors. Please revise to use a shortened version of the general partner’s name that more closely resembles its full name.
          RESPONSE: In response to the Staff’s comment, and pursuant to the application of plain English requirements, we have revised the prospectus to generally refer to the general partner as “our general partner.” Only in very limited circumstances is the general partner referred to in the prospectus using the abbreviation UMTHLD, and in all such instances, we have revised the prospectus to clearly indicate that UMTHLD is the Partnership’s general partner.
16.	Please revise the third paragraph under this heading to explain why the illiquid nature of your manager’s net worth is relevant to an investor’s understanding of your business.
          RESPONSE: We have revised the third paragraph under the caption “Prospectus Summary — General Partner” on page 3 to include a cross reference to the risk factor that explains that the illiquid nature of the Partnership’s general partner may impair the ability of the general partner to fulfill its financial obligations to the Partnership.

Morris, Manning & Martin, LLP
Securities and Exchange Commission
November 18, 2005

Terms of the Offering, page 3
17.	Please clarify if true, in the second full paragraph on page 4, that investors are not entitled to withdraw their funds from escrow pending sales of the minimum 50,000 units.
          RESPONSE: We have revised the disclosure under the caption “Prospectus Summary — Terms of the Offering” on page 4 of the prospectus in response to the Staff’s comment.
Summary Risk Factors, page 4
18.	Please revise your summary risk factors as follows:
•	Fourth bullet point — delete the initial phrase of the second sentence before the comma, as it tends to mitigate the risk presented;

•	Sixth bullet point — clarify why the facts presented create a risk;

•	Seventh bullet point — clarify that the fees described will be paid regardless of profitability;

•	Eighth bullet point — explain why conflicts faced by affiliates of your general partner might be relevant to an investor in this offering;

•	Ninth bullet point — describe the types of payments that your general partner is required to make in order to support you;

•	Tenth bullet point — describe risks associated with changes in interest rates;

•	Eleventh bullet point — include a discussion of your planned use of leverage, including the fact that you are permitted to leverage up to 70% of the value of your assets;

•	Thirteenth bullet point — clarify why the facts presented create a risk.
Include conforming disclosure in the more detailed risk factors in the body of your prospectus.
          RESPONSE: We have revised the disclosure under the caption “Prospectus Summary — Summary Risk Factors” beginning on page 4 of the prospectus, under the caption “Risk Factors — Risks Related to an Investment in United Development Funding III, L.P. — Our general partner has a limited net worth consisting of assets that are not liquid, which may adversely affect the ability of our general partner to fulfill its financial obligations to us” on page 23 of the prospectus, and under the caption “Risk Factors — Risks Related to Conflicts of Interest” beginning on page 23 of the prospectus to respond to the Staff’s comments.

Morris, Manning & Martin, LLP
Securities and Exchange Commission
November 18, 2005

Description of Investments, page 5
19.	Please expand your discussion to disclose what types of loans you intend to make. For example, we note your risk factor disclosure in the final paragraph on page 31 that you expect, with respect to many of your loans, to be the junior lender.
          RESPONSE: We have revised the disclosure under the caption “Prospectus Summary — Description of Investments” on page 6 of the prospectus in response to the Staff’s comment.
Possible Leverage, page 6
20.	Please explain more clearly why your use of leverage increases the risk of default on your borrowings.
          RESPONSE: We have revised the disclosure under the caption “Prospectus Summary — Possible Leverage” on page 6 of the prospectus in response to the Staff’s comment.
Investment Objectives, page 7
21.	Please tell us the basis for projecting a combined average annual return of 10% to 15%, as stated in the fourth bullet point under this heading. Refer to Item 10(b)(2) of Regulation S-K.
          RESPONSE: The Partnership intends to invest in mortgage loans that bear interest at rates ranging from 13% to 18% per annum. The Partnership intends to supplement the yield from such mortgage loans with credit enhancement fees as deemed appropriate by the general partner. As disclosed in the section of the prospectus under the caption “Estimated Use of Proceeds,” the Partnership expects to invest at least 86.33% of the proceeds from the offering in mortgage loans and other real estate-related assets. If 86.33% of each dollar invested with the Partnership is invested in mortgages with an interest rate of 13%, then the yield to the Partnership before credit enhancements should be approximately 11.1%, and if such amount is invested in mortgages with an interest rate of 18%, the yield to the Partnership should be approximately 15.5%. Taking into account the general partner’s historical rate of non-performing loans and discounting the estimate accordingly, the Partnership estimates a combined average annual return on its investments ranging from 10% to 15%.
Distribution Policy, page 7
22.	Please clarify the meaning of the term “carried interest” and explain the purpose of this payment. In addition, please discuss whether the carried interest is calculated and paid annually, only once, or with some other frequency. Please also clarify whether the carried interest will be pro rated if, for example, you invest 85.5% of the gross offering proceeds.

Morris, Manning & Martin, LLP
Securities and Exchange Commission
November 18, 2005

          RESPONSE: We have revised the disclosure under the caption “Prospectus Summary — Distribution Policy” on page 8 of the prospectus in response to the Staff’s comment.
Conflicts of Interest, page 8
23.	Please revise to clarify why conflicts faced by the affiliates of your general partner are relevant to an investor in this offering.
          RESPONSE: We have revised the disclosure under the caption “Prospectus Summary — Conflicts of Interest” beginning on page 8 of the prospectus in response to the Staff’s comment in order to clarify why conflicts faced by affiliates of the Partnership’s general partner are relevant to an investor in the offering.
24.	Revise the third bullet point under this heading to more clearly describe the conflict.
          RESPONSE: We have revised the disclosure in the third bullet point under the caption “Prospectus Summary — Conflicts of Interest” beginning on page 8 of the prospectus in response to the Staff’s comment.
25.	Revise to include a discussion of the conflict faced by your general partner who may be motivated to invest as many of the proceeds as possible in mortgages, regardless of their value, as a result of the carried interest to which it is entitled.
          RESPONSE: The carried interest to be paid to the general partner is structured in compliance with the North American Securities Administrators Association (NASAA) Statement of Policy for Mortgage Programs. The carried interest is designed to reward the general partner for investing more of the gross offering proceeds in mortgages and taking less of the gross offering proceeds in allowed front-end fees. Thus, the greater the percentage of gross offering proceeds invested in mortgages, the greater the percentage of cash available for distribution that is payable to the general partner. The Partnership respectfully notes to the Staff that the carried interest is to be paid solely from the Partnership’s cash available for distribution. Thus, the general partner does not have an incentive to invest in non- or under-performing mortgages for the purpose of increasing its carried interest percentage, because non- or under-performing mortgages would not produce cash available for distribution. Rather, the carried interest is structured to align the general partner’s interests with those of the limited partners, that is, more gross offering proceeds invested in well-performing investments.
26.	Please revise to discuss the conflict that may be presented if your general partner or its affiliates creates entities for the acquisition of properties and development of lots and you make loans to those entities, as described in the final full paragraph on page 46.
          RESPONSE: We have revised the disclosure under the caption “Prospectus Summary — Conflicts of Interest” beginning on page 8 of the prospectus in response to the Staff’s comment.

Morris, Manning & Martin, LLP
Securities and Exchange Commission
November 18, 2005

27.	Please revise the chart on page 9 to include the percentage ownership held in each entity. Also, please revise to indicate the individual percentage holdings of each person named in footnotes (1) and (2). We may comment further.
          RESPONSE: We have revised the disclosure in the chart on page 10 of the prospectus in response to the Staff’s comment.
Compensation to Selling Group Members, General Partner and Affiliates of Our General Partner, page 10
28.	For each fee listed, please identify the party to whom the fee will be paid.
          RESPONSE: We have revised the disclosure under the caption “Prospectus Summary — Compensation to Selling Group Members, General Partner and Affiliates of Our General Partner” beginning on page 11 of the prospectus in response to the Staff’s comment.
29.	Refer to your disclosure in the first paragraph on page 58 that your general partner will be assisted by UMTH General Services, L.P. in managing your affairs. If UMTH General Services, L.P. is to receive any part of the fees described in this chart or any separate fee, please disclose this fact. In addition, please identify the controlling persons of UMTH General Services, L.P.
          RESPONSE: We have revised the disclosure under the caption “Prospectus Summary — Compensation to Selling Group Members, General Partner and Affiliates of Our General Partner” beginning on page 11 of the prospectus and under the caption “Compensation of Our General Partner and Its Affiliates” beginning on page 61 of the prospectus in response to the Staff’s comment to disclose that UMTH General Services, L.P. will be reimbursed for its expenses in providing unitholder relations and reporting services on behalf of the Partnership. In addition, we have revised the disclosure on page 58 of the prospectus under the caption “Management — General” to identify the controlling persons of UMTH General Services, L.P.
30.	We note that you have not included an estimate of the Mortgage Servicing Fee within the chart, presumably because you do not yet know the amount of outstanding loan balances you will hold. Please provide an estimate of this fee for the first year, assuming you invest 85.85% of the gross offering proceeds in mortgages. Indicate the assumptions underlying this calculation by footnote.
          RESPONSE: We have revised the disclosure under the caption “Prospectus Summary — Compensation to Selling Group Members, General Partner and Affiliates of Our General Partner” beginning on page 11 of the prospectus and under the caption “Compensation of Our General Partner and Its Affiliates” beginning on page 61 of the prospectus in response to the Staff’s comment.

Morris, Manning & Martin, LLP
Securities and Exchange Commission
November 18, 2005

Partnership Agreement, page 11
31.	We note your statement in the final bullet point on page 12 that the latest termination date for UDF III will be December 31, 2026. Please reconcile this disclosure with Article VI of your General Partnership Agreement which states that the term may be extended by your general partner and a majority of your limited partners.
          RESPONSE: We have revised the disclosure under the caption “Prospectus Summary — Partnership Agreement” beginning on page 13 of the prospectus in response to the Staff’s comment to reflect that the term of the Partnership may be extended by the general partner and the majority vote of the limited partners.
Description of Units, page 13
32.	Please revise to state, if true, that you have received an opinion of counsel that the units will be fully paid and nonassessable when issued. Please identify counsel in the disclosure.
          RESPONSE: We have revised the disclosure under the caption “Prospectus Summary — Description of Units” on page 14 of the prospectus in response to the Staff’s comment.
Questions and Answers about this Offering, page 14
33.	You currently repeat a lot of information in both your question and answer and your summary section. For example, the information in the answers to the following questions already appears in the summary:
•	What is United Development Funding III?

•	Who will chose which real estate loans to invest in?

•	From what types of real property interests do you expect to derive your income?

•	May you invest in anything other than real estate development loans?

•	Do you currently own any investments?

•	Will you make any loans to or engage in any credit enhancement transactions with any affiliates of the general partner?

•	Will I be taxed in respect of your income regardless of distributions?

•	What will you do with the money raised in this offering?

•	What kind of offering is this?

Morris, Manning & Martin, LLP
Securities and Exchange Commission
November 18, 2005

•	How does a “best efforts” offering work?

•	How long will this offering last?

•	Is there any minimum investment required?
Because we view the question and answer section as part of the prospectus summary, you should not need to repeat any information.
          RESPONSE: We have revised the section of the prospectus under the caption “Questions and Answers about This Offering” beginning on page 15 to remove information that was repeated from the section of the prospectus under the caption “Prospectus Summary.”
34.	Please eliminate detail from your question and answer section which does not represent the most significant aspects of your business and this offering. This type of detailed information is better suited for the body of the prospectus. We note the following examples:
•	detail about your officers and directors on pages 14-15.

•	information about the underwriting process used by your general partner on page 16.

•	disclosure related to IRA investments at the top of page 19.
          RESPONSE: We have revised the section of the prospectus under the caption “Questions and Answers about this Offering” beginning on page 15 in response to the Staff’s comment.
If I buy units, will I receive distributions and how often?, page 17
35.	Please clarify your disclosure under this heading to state that you are not obligated to make any distributions. Also, please revise to indicate, if true, that you may make distributions in excess of available cash and that any particular distribution may include a return of capital.
          RESPONSE: We have revised the section of the prospectus under the caption “Questions and Answers about this Offering — If I buy units, will I receive distributions and how often?” on page 16 in response to the Staff’s comment to reflect the fact that the Partnership from time to time may fund distributions from borrowings or net proceeds from the offering and that such distributions will be applied as a return of capital.
36.	Your disclosure under this heading that you intend to reinvest the principal payments you receive may be confusing to an investor in light of your immediately preceding statement

Morris, Manning & Martin, LLP
Securities and Exchange Commission
November 18, 2005

that you intend to pay distributions if you have cash available. Please revise to reconcile these two statements.
          RESPONSE: We have revised the section of the prospectus under the caption “Questions and Answers about this Offering — If I buy units, will I receive distributions and how often?” on page 16 in response to the Staff’s comment to clarify the Partnership’s distribution policy.
How do you calculate the payment of distributions to limited partners?, page 17
37.	We note your disclosure that you will coordinate the distribution declaration dates with monthly admissions of investors. Please clarify whether you intend to declare distributions monthly or quarterly.
          RESPONSE: We have revised the disclosure under the caption “Questions and Answers about This Offering — How do you calculate the payment of distributions to limited partners?” on page 16 of the prospectus to reflect that distributions will be paid on a quarterly basis. However, the amount of an individual’s distributions will be calculated based on the Partnership’s monthly new investor admission dates, so that the ability of an investor to participate in distributions will begin to accrue immediately upon becoming a limited partner. Distributions will be allocated to the Partnership’s limited partners on a pro rata basis according to the number of units held and the number of days within the distribution period the units have been held.
Risk Factors, page 21
38.	Please expand the disclosure to include the fact that you will indemnify the general partner with respect to its liability for expenses, losses, damages, liabilities, and claims arising from acts of the general partner not constituting negligence or misconduct.
          RESPONSE: We have revised the disclosure under the caption “Risk Factors — Risks Related to an Investment in United Development Funding III, L.P. — Our rights and the rights of our limited partners to recover claims against our general partner are limited” beginning on page 23 of the prospectus in response to the Staff’s comment to include the fact that the Partnership will indemnify the general partners for obligations, costs or other liabilities arising from acts not constituting negligence or misconduct.
39.	Please include a risk factor highlighting the fact that you may make distributions in excess of available cash. Discuss whether there are any limitations on the general partner’s ability to declare distributions in excess of available cash. Also, describe the impact of such distributions on your unitholders.
          RESPONSE: We have revised the disclosure under the caption “Risk Factors — Risks Related to Our Business in General — We are under no obligation to pay cash distributions. Distributions may be paid from capital and there can be no assurance that we will be able to pay or maintain cash distributions, or that distributions will increase over time” on page 29 of the

Morris, Manning & Martin, LLP
Securities and Exchange Commission
November 18, 2005

prospectus in response to the Staff’s comment to highlight the fact that the Partnership may fund distributions from borrowings or net proceeds from the offering.
40.	We note your disclosure in the third bullet point on page 48 that you expect most of your loans to be interest only notes, with payment tied to sale of developed lots. Please include a risk factor discussing the risks associated with interest only loans.
          RESPONSE: We have added a risk factor on page 31 of the prospectus to discuss the risks associated with interest-only loans.
41.	Revise to include a discussion of the risks related to development financing discussed in the second paragraph on page 47.
          RESPONSE: We have revised the disclosure under the caption “Risk Factors — Risks Related to an Investment in United Development Funding III, L.P. — We will be subject to the general market risks associated with real estate development” on page 21 of the prospectus in response to the Staff’s comment.
42.	Certain of your risk factor headings merely state facts but fail to provide sufficient information to convey why the facts stated cause your business or the offering to be speculative or risky. Examples include:
•	“This offering is only suitable for long-term investors” on page 21.

•	“We have not identified any of the loans we intend to originate or purchase” on page 22.

•	“We will compete with other lenders for real estate loans” on page 22.

•	“You must rely on our general partner for management of our business” on page 24.

•	“Our general partner will face additional conflicts of interest relating to joint ventures with affiliated entities” on page 27.

•	“There is no separate counsel for our affiliates and us” on page 27.

•	“There are special considerations that apply to pension or profit sharing trusts or IRAs investing in our units” on page 39.
Please revise your risk factor headings to clearly state the risk discussed.
          RESPONSE: We have revised the headings of the risk factors presented on pages 19, 20, 22, 25, 26 and 38 of the prospectus in response to the Staff’s comments.

Morris, Manning & Martin, LLP
Securities and Exchange Commission
November 18, 2005

None of the officers and key employees of our general partner are bound by non-competition agreements, page 25
43.	Please remove the initial phrase of the second sentence before the comma as it tends to mitigate the risk presented.
          RESPONSE: We have removed the risk factor captioned “Risk Factors — Risks Related to an Investment in United Development Funding III, L.P. — None of the officers and key employees of our general partner are bound by non-competition agreements” that previously appeared on page 25 of the prospectus because the officers and key employees of the general partner have entered into non-competition agreements with affiliates of the general partner.
Our general partner has a limited net worth consisting of assets that are not liquid, which may adversely affect the ability of our general partner to fulfill its financial obligations to us, page 25
44.	Please describe the financial obligation that your general partner has to you, so that an investor may more clearly appreciate the risk described.
          RESPONSE: We have revised the risk factor under the caption “Our general partner has a limited net worth consisting of assets that are not liquid, which may adversely affect the ability of our general partner to fulfill its financial obligations to us” on page 23 of the prospectus in response to the Staff’s comment.
Our general partner is an affiliate of the general partner of UDF I and UDF II and may not always be able to allocate investment opportunities on a pro rata basis between us and either UDF I or UDF II, page 26
45.	Please tell us whether you have a formal agreement with UDF I and UDF II to invest in the same loans and transactions as UDF I and UDF II on a pro rata basis. If you do not have such an agreement, please disclose this.
          RESPONSE: The Partnership plans to enter into a participation agreement with UDF I and UDF II as described under the caption “Risk Factors — Risks Related to Conflicts of Interest — Our general partner is an affiliate of the general partner of UDF I and UDF II and may not always be able to allocate investment opportunities on a pro rata basis among us, UDF I and UDF II” on page 24 of the prospectus. The form of participation agreement is filed as an exhibit to the Registration Statement.
46.	Please define the acronym UBTI and describe why it is desirable to avoid.
          RESPONSE: We have revised the disclosure under the caption “Risk Factors — Risks Related to Conflicts of Interest — Our general partner is an affiliate of the general partner of UDF I and UDF II and may not always be able to allocate investment opportunities on a pro rata basis

Morris, Manning & Martin, LLP
Securities and Exchange Commission
November 18, 2005

among us, UDF I and UDF II” on page 24 of the prospectus in response to the Staff’s comment to define UBTI and describe why it is desirable to avoid.
Our general partner will face conflicts of interest relating to joint ventures, page 26
47.	Please revise the subheading to more accurately reflect the risk you are disclosing. This risk factor appears to focus on the risks to your business associated with joint venture arrangements rather than the conflict of interest for the general partner. Also, please expand the discussion under each bullet point to discuss the risks in more detail. Please discuss the specific risks associated with the inability of a joint venture partner acting alone to take certain actions, such as foreclosure on delinquent loans.
          RESPONSE: We have revised the risk factor originally captioned “Risk Factors — Risks Related to Conflicts of Interest — Our general partner will face conflicts of interest relating to joint ventures” on page 25 of the prospectus as requested in the Staff’s comment.
If you are able to resell your units to us pursuant to our redemption program, you will likely receive substantially less than the fair market for your units, page 29
48.	Refer to clause number (5) in this risk factor discussion. Please reconcile your disclosure here, that the purchase price for units held 5 years will be the purchase price of the units or the estimated fair market value, with your disclosure in the fourth paragraph on page 95 that the purchase price for units held 5 years will be the purchase price of the units.
          RESPONSE: We have revised the disclosure in the sections of the prospectus captioned “Risk Factors — Risks Related to Our Business in General — If you are able to resell your units to us pursuant to our redemption program, you will likely receive substantially less than the fair market value for your units” on page 28 and “Summary of Partnership Agreement — Proposed Unit Redemption Program” beginning on page 99 in response to the Staff’s comment.
The general partner’s profits interest may create an incentive for the general partner to make speculative investments, page 29
49.	Please delete the first sentence under this risk factor heading as it tends to mitigate the risk presented.
          RESPONSE: We have revised the disclosure under the caption “Risk Factors — Risks Related to our Business in General — The general partner’s profits interest may create an incentive for the general partner to make speculative investments” on page 28 of the prospectus in response to the Staff’s comment.
50.	Please expand your discussion under this heading under this heading to more clearly explain why the general partner’s subordinated position with respect to its profits interest

Morris, Manning & Martin, LLP
Securities and Exchange Commission
November 18, 2005

may cause it to have a conflict with investors and why the profits interest may cause the general partner to make riskier investments.
          RESPONSE: We have revised the disclosure under the caption “Risk Factors — Risks Related to our Business in General — The general partner’s profits interest may create an incentive for the general partner to make speculative investments” on page 28 of the prospectus in response to the Staff’s comment.
There can be no assurance that we will be able to pay or maintain cash distributions or that distributions will increase over time, page 30
51.	Please revise to emphasize that you are under no obligation to make distributions.
          RESPONSE: We have revised the disclosure in the risk factor originally captioned “Risk Factors — Risks Related to Our Business in General — There can be no assurance that we will be able to pay or maintain cash distributions or that distributions will increase over time” on page 29 of the prospectus in response to the Staff’s comment.
Investments in second and wraparound mortgage loans present additional risks compared to loans secured by first deeds of trust, page 31
52.	Please define “wraparound” and “all-inclusive.”
          RESPONSE: We have revised the disclosure under the caption “Risk Factors — Risks Related to the Mortgage Lending Business — Investments in second and wraparound mortgage loans present additional risks compared to loans secured by first deeds of trust” on page 30 of the prospectus in response to the Staff’s comment.
The concentration of loans with a common borrower may increase our risks, page 32
53.	Please revise to indicate whether you have identified one or more common borrowers to whom you intend to make loans. Also, please discuss the increased credit risk associated with a concentration of your loan portfolio with one or a few borrowers.
          RESPONSE: We have revised the risk factor under the caption “Risk Factors — Risks Related to the Mortgage Lending Business — The concentration of loans with a common borrower may increase our risks” beginning on page 31 of the prospectus in response to the Staff’s comment to identify Lennar Corporation as a significant borrower and to discuss the increased credit risk associated with a concentration of the Partnership’s portfolio.
If we borrow money to make loans or for other permitted purposes, your risks will increase if defaults occur, page 34
54.	We note your statement in the final paragraph under this heading that you have no present intention to borrow funds. This statement appears to be inconsistent with your disclosure

Morris, Manning & Martin, LLP
Securities and Exchange Commission
November 18, 2005

in the second paragraph, which states that you intend to borrow money to fund loans, and with the discussion of your leverage policy generally. Please clarify whether or not you intend to use leverage.
          RESPONSE: We have revised the disclosure under the caption “Risk Factors — Risks Related to the Mortgage Lending Business — If we borrow money to make loans or for other permitted purposes, your risks will increase if defaults occur” on page 33 of the prospectus in response to the Staff’s comment.
Competition with the third parties in financing and acquiring participation interests in properties may reduce our profitability and the return on your investment, page 35
55.	Please combine this risk factor with the third risk factor on page 22 as they appear to identify the same risk.
          RESPONSE: We have revised disclosure under the caption “Risk Factors — Risks Related to an Investment in United Development Funding III, L.P. — Competition with third parties in financing properties may reduce our profitability and the return on your investment” on page 20 of the prospectus in response to the Staff’s comment to combine that risk factor with the risk factor contained in the original Registration Statement that was captioned “Competition with the third parties in financing and acquiring participation interests in properties may reduce our profitability and the return on your investment.”
The costs of compliance with environmental laws and other governmental laws and regulations may adversely affect our income and the cash available for any distributions, page 35
56.	Please combine the risk factor with the immediately succeeding risk factor as they appear to identify the same risk.
          RESPONSE: We have revised the risk factor under the caption “Risk Factors — Risks Related to Investments in Real Estate — The costs of compliance with environmental laws and other governmental laws and regulations may adversely affect our income and the cash available for any distributions” beginning on page 34 of the prospectus in response to the Staff’s comment to combine that risk factor with the risk factor contained in the original Registration Statement that was captioned “Discovery of previously undetected environmentally hazardous conditions may adversely affect our operating results.”
The Internal Revenue Service may challenge our characterization of material tax aspects of your investment in our units of limited partnership interest, page 37
57.	Please remove the statement urging investors to “rely upon” their own tax advisors from the penultimate sentence under this risk factor heading. Investors are entitled to rely on the conclusions that you draw within your prospectus related to tax matters. Please make similar revisions to the penultimate full paragraph on page 104.

Morris, Manning & Martin, LLP
Securities and Exchange Commission
November 18, 2005

          RESPONSE: We have revised the disclosure under the caption “Risk Factors — Federal Income Tax Risks — The Internal Revenue Service may challenge our characterization of material tax aspects of your investment in our units of limited partnership interest” beginning on page 35 of the prospectus and the disclosure under the caption “Federal Income Tax Considerations — Tax Opinion — No Opinion on Some Issues” beginning on page 109 of the prospectus in response to the Staff’s comment.
Estimated Use of Proceeds, page 41
58.	Please revise the text under the first bullet point to define “unaccountable due diligence fee.”
          RESPONSE: We have revised the disclosure under the caption “Estimated Use of Proceeds” beginning on page 40 of the prospectus to replace the term “unaccountable due diligence fee” with “bona fide due diligence fee.”
59.	Please revise the second bullet point to identify when the acquisition and origination fee will be paid and whether it is a one time or periodic fee.
          RESPONSE: We have revised the bullet point relating to acquisition and origination fees under the caption “Estimated Use of Proceeds” on page 40 of the prospectus in response to the Staff’s comment.
Investment Objectives and Criteria, page 43
60.	Please tell us the basis for your projection that you will impose a 3% to 7% charge on your outstanding credit enhancement obligations, as disclosed in the first paragraph after the bullet points on page 43.
          RESPONSE: Charges with respect to credit enhancement transactions will be based on the risk perceived by the Partnership’s general partner to be associated with the transaction, the value of the collateral associated with the transaction, the Partnership’s security priority as to the collateral associated with the transaction, the form and term of the credit enhancement, and the Partnership’s costs associated with providing the credit enhancement. The disclosure under the sections of the prospectus captioned “Investment Objectives and Criteria — General,” “Investment Objectives and Criteria — Business of the Partnership” and “Conflicts of Interest — Loans to Affiliates of Our General Partner” have been revised to include disclosure regarding the basis for such credit enhancement charges.
61.	Please define more clearly what is meant by pro rata “based on invested capital” in the final carry-over paragraph on page 43. Also, please discuss the business reasons for holding loans jointly with your affiliates.

Morris, Manning & Martin, LLP
Securities and Exchange Commission
November 18, 2005

          RESPONSE: We have revised the disclosure under the caption “Investment Objectives and Criteria — General” beginning on page 41 of the prospectus in response to the Staff’s comment.
62.	Please provide support for the following statements from page 44 or state that they are the opinion of management: “The projected mortgage rate increase is not expected to have a noticeable effect on home sales. 2005 closings are not expected to be at the 2004 pace and will likely decrease 3% to 4%. 2006 is expected to be similar to 2005, perhaps down an additional 1% to 2%.
          RESPONSE: We have revised the disclosure under the caption “Investment Objectives and Criteria — Industry Background” beginning on page 43 of the prospectus. Supporting documentation is provided supplementally herewith.
Business of the Partnership, page 46
63.	We note that you have identified and intend to target a primary development market within the affordable housing sector. Please revise to describe your target market in more detail.
          RESPONSE: We have revised the disclosure under the caption “Investment Objectives and Criteria — Business of the Partnership” beginning on page 45 of the prospectus to describe the targeted affordable housing market in more detail.
64.	Please disclose the portion of your business that you expect to consist of loans on development projects that are also subject to third party loans representing 70% to 80% of total project costs. Also, please discuss whether the loans you make on this type of project will represent the remainder of the project costs, such that the developer in these projects will be relying on financing for 100% of the development costs.
          RESPONSE: We have revised the disclosure under the caption “Investment Objectives and Criteria — Business of the Partnership” beginning on page 45 of the prospectus in response to the Staff’s comment.
Security, page 47
65.	We note your disclosure in the final paragraph on page 47 that you expect most of your real estate loans to have the unconditional guarantee of the developer or its parent. Please disclose whether you will have the same policy with respect to entities in which your general partner has an interest.
          RESPONSE: We have revised the disclosure under the caption “Investment Objectives and Criteria — Security” beginning on page 46 of the prospectus to provide that the Partnership expects most of its real estate loans to entities affiliated with its general partner to have the benefit of unconditional guarantees of the developer and/or the parent companies and pledges of additional assets of the developer.

Morris, Manning & Martin, LLP
Securities and Exchange Commission
November 18, 2005

Loans to Our General Partner and its Affiliates, page 48
66.	Please reconcile your disclosure under this heading that you do not intend to participate in equity investments with your extensive disclosure under the heading “Underwriting Procedures” about the evaluation you will do before entering into a joint venture.
          RESPONSE: The disclosure under the caption “Investment Objectives and Criteria — Loans to our General Partner and its Affiliates” beginning on page 47 of the prospectus discusses equity participations in the developer entities to whom the Partnership will make loans. The Partnership does not intend to participate in such equity participations. The Partnership may, however, enter into joint venture arrangements with its affiliates or with non-affiliates. We have revised the disclosure under the caption “Investment Objectives and Criteria — Loans to our General Partner and its Affiliates” to clarify.
67.	We note your statement in the second paragraph under this heading that your general partner may enter into joint venture agreements to facilitate compliance with FIN 46. Please revise your disclosure to more clearly explain the purpose of these investments by your general partner or its affiliates and how they facilitate compliance with FIN 46.
          RESPONSE: We have revised the disclosure under the caption “Investment Objectives and Criteria — Loans to our General Partner and its Affiliates” beginning on page 47 of the prospectus to provide for the situations where FIN 46 applies and how loans to entities owned by affiliates of the general partner will facilitate FIN 46 compliant structures.
Borrowing Policies, page 49
68.	Please reconcile your disclosure in the first full sentence on page 50 highlighting the benefits to you of using leverage with your prior disclosure in the penultimate paragraph on page 48 suggesting that you do not intend to use leverage because it will create UBTI.
          RESPONSE: The Partnership does not have any current intentions to borrow funds to acquire mortgages, although it is not prohibited from doing so. We have revised the disclosure under the caption “Investment Objectives and Criteria — Borrowing Policies” beginning on page 49 of the prospectus to clarify and disclose that the Partnership may use leverage in the future if the general partner determines that doing so would be in the best interests of the Partnership.
69.	Please quantify the extent of borrowing that would be permitted under the NASAA Guidelines. Also, please disclose the amount of leverage you expect to maintain, if known.
          RESPONSE: We have revised the disclosure under the caption “Investment Objectives and Criteria — Borrowing Policies” beginning on page 49 of the prospectus to quantify the maximum amount of borrowing permitted under the NASAA Guidelines (70% of the aggregate fair market value of all of the Partnership’s mortgage assets). Please see the first paragraph under

Morris, Manning & Martin, LLP
Securities and Exchange Commission
November 18, 2005

the aforementioned heading for a discussion of the maximum amount of leverage the Partnership expects to maintain, if any.
Certain Legal Aspects of Mortgage Loans
Enforceability of Certain Provisions, page 57
70.	Since you intend your loans in many cases to be junior to those of other lenders, please describe how you would use the right of acceleration, if at all.
          RESPONSE: We have revised the disclosure under the caption “Certain Legal Aspects of Mortgage Loans — Enforceability of Certain Provisions — Acceleration on Default” beginning on page 56 of the prospectus in response to the Staff’s comment.
Compensation of Our General Partner and Its Affiliates, page 61
71.	Please make conforming changes to address the applicable comments set forth above related to your summary compensation table.
          RESPONSE: We have revised the disclosure under the caption “Compensation of Our General Partner and Its Affiliates” beginning on page 61 of the prospectus in response to the Staff’s comment.
72.	Please include a footnote to the compensation table that defines “cash available for distribution,” as that term is used to calculate carried interest, unsubordinated promotional interest and subordinated promotional interest.
          RESPONSE: We have revised the disclosure under the caption “Compensation of Our General Partner and Its Affiliates” beginning on page 61 of the prospectus to add the footnote required by the Staff.
73.	Please revise your description of the Carried Interest fee to explain when you will calculate the amount of gross offering proceeds invested in mortgages for purposes of calculating this fee. In addition, please discuss how often this fee will be paid.
          RESPONSE: We have revised the disclosure under the caption “Compensation of Our General Partner and Its Affiliates” beginning on page 61 of the prospectus in response to the Staff’s comment.
74.	Please clarify the frequency with which you will pay the unsubordinated promotional interest and subordinated promotional interest. Also, please revise to disclose in the table the additional amounts payable to the general partner under its promotional interest. We note disclosure at the top of page 86 indicating a 6% per annum return on the general partner’s capital contribution, a right to receive 15% of cash available for distribution

Morris, Manning & Martin, LLP
Securities and Exchange Commission
November 18, 2005

following the return to the limited partners of all capital contributions, and additional distributions from capital transaction.
          RESPONSE: We have revised the disclosure in the table under the caption “Compensation of Our General Partner and its Affiliates” to disclose that the Partnership intends to make distributions to its general and limited partners quarterly. With respect to the amounts payable to the general partner described in the section of the prospectus under the caption “Distributions and Allocations” beginning on page 87 of the prospectus, the Partnership respectfully notes for the Staff that all of such amounts are already included in the table. We have revised the disclosure under the caption “Distributions and Allocations — Carried Interest” in order for the disclosure to be more clear that the general partner is only entitled to a carried interest (as disclosed in the table), an unsubordinated promotional interest (as disclosed in the table) and a subordinated promotional interest (as disclosed in the table). We have revised the table to clarify that the promotional interest payable to the general partner in connection with a capital transaction is the same as the subordinated promotional interest and the carried interest already disclosed in the table.
75	Please disclose any fees that you will be obligated to pay in connection with any disposition of assets and any liquidation of your company.
          RESPONSE: The Partnership will not pay its general partner any fees for the disposition of assets and liquidation of the Partnership.
Conflicts of Interest, page 62.
76.	We note your disclosure that “some of the conflicts of interest” in your transactions with your general partner and its affiliates are described. Please revise your disclosure as necessary to ensure that all material conflicts are discussed in your prospectus.
          RESPONSE: We have revised the disclosure under the caption “Conflicts of Interest” beginning on page 63 of the prospectus in response to the Staff’s comment to provide that the conflicts of interest described in this section of the prospectus are all of the currently anticipated conflicts of interest that are material to the Partnership’s offering.
Loans to Affiliates of Our General Partner, page 63
77.	Refer to the fourth full paragraph on page 63. Please clearly delineate in this paragraph the “requirements and terms” of a credit enhancement that you will make to an affiliate of the general partner, rather than stating that the credit enhancement must meet with the requirements and terms disclosed “herein.”
          RESPONSE: We have revised the disclosure under the caption “Conflicts of Interest — Loans to Affiliates of Our General Partner” beginning on page 64 of the prospectus in response to the Staff’s comment to include a cross-reference to the section of the prospectus that describes the

Morris, Manning & Martin, LLP
Securities and Exchange Commission
November 18, 2005

circumstances under which the loans may be made to the Partnership’s general partner and its affiliates.
78.	We note disclosure on page 47 indicating that you will offer credit enhancements to developers and that you expect to charge a fee of 3% to 7% for such credit enhancements. Please revise this section to indicate whether you expect to charge comparable fees in connection with credit enhancements made to affiliates of your general partner. Also, please disclose whether the terms of loans and credit enhancements to your affiliates will be the same as those made to third parties.
          RESPONSE: We have revised the disclosure under the caption “Conflicts of Interest — Loans to Affiliates of Our General Partner” beginning on page 64 of the prospectus in response to the Staff’s comment to reflect that the Partnership expects to charge 3% to 7% of the projected maximum amount of its outstanding credit enhancements in connection with credit enhancements made to the Partnership’s general partner and its affiliates. This section of the prospectus has also been revised to include a cross-reference to a revised section of the prospectus that describes the circumstances under which the loans and credit enhancements may be made to the Partnership’s general partner and its affiliates. We respectfully submit that the section of the prospectus under the caption “Conflicts of Interest — Loans to Affiliates of Our General Partner” is the appropriate location for such disclosure, rather than the section referenced in the Staff’s letter.
Receipt of Fees and Other Compensation by Our General Partner and Its Affiliates, page 65
79.	Please revise to state that transactions involving the purchase and sale of mortgage loans will result in the receipt of compensation by your general partner and its affiliates. Alternatively, please explain to us the circumstances where such transactions would not result in the payment of compensation to your general partner and its affiliates.
          RESPONSE: We have revised the disclosure under the caption “Conflicts of Interest — Receipt of Fees and Other Compensation by Our General Partner and Its Affiliates” on page 66 of the prospectus in response to the Staff’s comment.
Tax Audit Proceeding, page 65
80.	Please revise your disclosure to explain the circumstances in which the interests of your general partner might be in conflict with the limited partners in relation to a tax audit.
          RESPONSE: We have revised the disclosure under the caption “Conflicts of Interest — Tax Audit Proceeding” on page 66 of the prospectus to respond to the Staff’s comment.
Guidelines and Limits Imposed by Our Partnership Agreement, page 66
81.	Please explain how the provisions described in the final bullet point under this heading help prevent a conflict of interest.

Morris, Manning & Martin, LLP
Securities and Exchange Commission
November 18, 2005

          RESPONSE: We have moved the provisions that were described in the final bullet point of the section of the prospectus under the caption “Conflicts of Interest — Guidelines and Limits Imposed by Our Partnership Agreement” of the original Registration Statement to the section of the prospectus under the caption “Summary of Partnership Agreement — Other Activities of the General Partner” beginning on page 96 of the prospectus because these provisions, while required pursuant to Section IX.B. of the NASAA Mortgage Program Guidelines, do not directly prevent a conflict of interest.
Prior Performance Summary, page 67
82.	We note that you have provided prior performance for 3 real estate programs in which “[s]ix of the seven partners of UMT Holdings and all of the owners, directors and officers of UMT services” were involved in one form or another. Please confirm that the sponsors of the prior programs are affiliates of the general partner and include disclosure for all prior programs sponsored by those affiliates. If those parties are not affiliates of the general partner, please tell us why you believe the disclosure regarding these programs is relevant to investors.
          RESPONSE: The sponsors of the three prior real estate programs described in the prospectus (United Mortgage Trust, United Development Funding, L.P. and United Development Funding II, L.P.) are all affiliates of the Partnership’s general partner. Furthermore, the three prior real estate programs described in the prospectus represent all of the prior programs sponsored by the referenced affiliates.
83.	Please limit your disclosure in the prospectus to the narrative summary prescribed by Item 8 of Industry Guide 5. Detailed quantitative information about the performance of prior programs should appear in the prior performance tables included as Exhibit A to the prospectus. The prospectus disclosure should be limited to a narrative summary of the sponsor’s experience in the aggregate, rather than details about each prior program. You generally should not include in the prospectus information about prior programs beyond that required by Industry Guide 5.
          RESPONSE: The Partnership respectfully submits that Industry Guide 5 was designed to apply to entities that invest in real property, rather than entities that invest in mortgage loans. As a result, much of the quantitative information that is contained in the “Prior Performance Tables” section of the prospectus must be adopted from Industry Guide 5 in order to be applicable to the business of investing in mortgage loans. The Partnership thus respectfully submits that the information contained in the “Prior Performance Summary” section of the prospectus, including the quantitative information contained in that section, is necessary in order to give the prospective investor a clearer idea of the type of business in which the Partnership will be engaged and the prior performance of the Partnership’s affiliates, whereas strict limits to the information in Industry Guide 5 would not give the investor all of the material information necessary in order to decide whether or not to invest in an entity that invests in mortgage loans. In addition, the Partnership has presented prior performance information in excess of the information required by Industry Guide 5

Morris, Manning & Martin, LLP
Securities and Exchange Commission
November 18, 2005

because the Partnership believes such additional information is necessary to provide meaningful information concerning the nature and extent of the businesses of the Partnership’s affiliates. The Partnership believes that presenting the detailed information concerning the prior programs is essential to enable prospective investors to analyze the affiliates’ proposed activities relevant to this program.
Public Programs, page 68
84.	We note your statement in the first full paragraph on page 70 that United Mortgage Trust has “substantially similar investment objectives” to yours; however, you do not appear to have included the narrative discussion preceding your prior performance tables explaining the factors you used in determining which programs had substantially similar investment objectives, as required by Appendix II, instruction 1 to Industry Guide 5. Please revise your prior performance tables to include this narrative, taking into account that United Mortgage Trust was a REIT, whereas you are a real estate limited partnership and the fact that United Mortgage Trust is primarily engaged in investments involving long-term residential real estate loans in owner-occupied residential real estate, whereas you intend to seek to make loans to real estate developers for undeveloped land. Please also address the fact that United Mortgage Trust’s business appears to rely heavily on securitizations, based upon the chart on page 72, whereas you have not disclosed an intent to engage in securitizations.
          RESPONSE: A discussion of the factors the Partnership’s general partner considered in determining which previous programs have “similar investment objectives” to those of the Partnership has been added to the narrative preceding the tables in the section of the prospectus under the caption “Prior Performance Tables” (Exhibit A to the prospectus). This revised narrative includes the information noted in the Staff’s comment. With respect to the Staff’s comment that United Mortgage Trust’s business appears to rely heavily on securitizations, the Partnership notes that the disclosure beginning on page 69 in the section of the prospectus under the caption “Prior Performance Summary — Public Programs — United Mortgage Trust” provides that United Mortgage Trust has purchased approximately 5,460 loans in the period March 1997 through March 31, 2005 for an aggregate purchase price of approximately $427 million. As noted on the table referenced by the Staff’s comment, as of March 31, 2005, approximately 494 (or 9%) of these loans had been securitized. The aggregate purchase price of the securitized loans is approximately $22 million (or 5.1% of the total aggregate purchase price for all loans). As a result, the Partnership believes that United Mortgage Trust does not significantly rely on securitizations, but rather, uses securitization in approximately the same respect as the Partnership intends to use securitization (as provided for in the section of the prospectus under the caption “Investment Objectives and Criteria — Sale and Securitization of Assets”). Thus, the Partnership believes that no additional information regarding securitization should be required to be added to the prospectus.
85.	Please tell us why you have provided approximate numbers for gross offering proceeds, number of investors and number of shares issued for United Mortgage Trust, or revise to include exact numbers.

Morris, Manning & Martin, LLP
Securities and Exchange Commission
November 18, 2005

          RESPONSE: We have revised the disclosure under the caption “Prior Performance Summary — Public Programs — United Mortgage Trust” beginning on page 69 of the prospectus to include exact numbers for gross offering proceeds, number of investors and number of securities issued.
86.	We note your disclosure in the final carry-over paragraph on page 68 that 52% of the loans purchased related to properties in the Dallas Forth Worth and Houston areas. Please revise to identify the regions in which the remaining 48% of the properties were located.
          RESPONSE: The disclosure referenced by the Staff’s comment in the section of the prospectus under the caption “Prior Performance Summary — Public Programs — United Mortgage Trust” has been deleted from the prospectus. As a result, the Staff’s comment is no longer applicable.
87.	Please revise your disclosure in the final carry-over paragraph on page 68 to indicate, of the 69% of loans that have been repaid or foreclosed upon, how many were repaid and how many were foreclosed upon. Additionally, of the number foreclosed upon, please disclose how the amount realized in foreclosure compared to the amount owed.
          RESPONSE: We have revised the disclosure under the caption “Prior Performance Summary — Public Programs — United Mortgage Trust” beginning on page 69 of the prospectus to include the information requested by the Staff.
88.	The last full sentence on page 68 states that 71% of the loans were secured by existing houses, 12% were secured by new home construction loans, and 17% were secured by residential lot developments. Please reconcile these amounts with the percentages in the table at the top of page 69.
          RESPONSE: The Partnership notes that the narrative immediately above the referenced table (in the section of the prospectus under the caption “Prior Performance Summary — Public Programs — United Mortgage Trust”) provides that “approximately 71% of the loans were secured by existing housing, approximately 12% of the loans were secured by new home construction loans and approximately 17% were secured by residential lot developments.” The table then provides the breakdown of the aggregate amount of loans. These percentages refer to all loans purchased by United Mortgage Trust from inception through March 31, 2005 and is not intended to reconcile with the table on the top of page 70. The table then provides the breakdown of the aggregate amount of loans outstanding on March 31, 2005.
89.	Because you have indicated that certain distributions made by United Mortgage Trust have resulted in a return of capital, it is not appropriate to refer to these distributions as “dividends” as you have done in the first full paragraph on page 69. The term dividend suggests excess profits from which to make a payment to shareholders, whereas you have

Morris, Manning & Martin, LLP
Securities and Exchange Commission
November 18, 2005

described a distribution. To the extent you retain this disclosure, please revise to eliminate the term “dividends.”
          RESPONSE: We have revised the disclosure under the caption “Prior Performance Summary — Public Programs — United Mortgage Trust” beginning on page 69 of the prospectus in response to the Staff’s comment to replace the word “dividends” with the word “distributions.” Where appropriate, similar changes have also been made throughout the prospectus.
90.	Please define what is meant by “long term loan originations” and “interim loan originations.”
          RESPONSE: We have revised the disclosure in the table referenced by the Staff under the caption “Prior Performance Summary — Public Programs — United Mortgage Trust” to include the definitions requested by the Staff. “Long-term” loans have been defined as loans with terms ranging from 180 to 360 months in length. Such loans are generally made to homeowners occupying the property securing the loan. “Interim” loans are loans with terms of 12 months or less. Such loans are generally made to investors purchasing residential homes for renovation and resale.
Private Programs, page 70
91.	Please tell us why you have only provided approximate numbers for gross offering proceeds for UDF I and UDF II, or revise to include exact numbers.
          RESPONSE: We have revised the disclosure under the caption “Prior Performance Summary — Private Programs” beginning on page 71 of the prospectus to include exact numbers for gross offering proceeds.
92.	Please include information about the percentage of properties underlying the loans made by UDF I and UDF II that were new, used or construction. Refer to Item 8.A.1 of Industry Guide 5.
          RESPONSE: We have revised the disclosure under the caption “Prior Performance Summary — Private Programs” beginning on page 71 of the prospectus to disclose that all properties underlying the loans made by UDF I and UDF II were new developments.
Acquisition of Loans for United Mortgage Trust (January 2002 through March 2005)
93.	We note your statement in the final carry-over paragraph on page 71 that the yield on United Mortgage Trust’s loans was 9.56%. Please revise to disclose the time period over which this yield was calculated and whether this is an average yield.

Morris, Manning & Martin, LLP
Securities and Exchange Commission
November 18, 2005

          RESPONSE: We have revised the disclosure under the caption “Prior Performance Summary — Acquisition of Loans for United Mortgage Trust (January 2002 through March 2005)” beginning on page 72 of the prospectus in response to the Staff’s comment.
94.	We note from the chart on the bottom of page 73 that United Mortgage Trust’s investments in residential mortgages and deeds of trust have steadily decreased since its inception. To the extent you retain this disclosure, please discuss the reasons for this general decline.
          RESPONSE: We have revised the disclosure under the caption “Prior Performance Summary — Acquisition of Loans for United Mortgage Trust (January 2002 through March 2005)” beginning on page 72 of the prospectus in response to the Staff’s comment.
Loans, page 77
95.	To the extent you retain any detailed disclosure about these loans, please address the following:
•	Please explain what you mean by the term “current pay” as used in the second and fourth paragraphs on page 77.

•	Please explain the term “profits interest” in the fourth paragraph on page 78.

•	Expand your discussion in the fifth paragraph on page 78 to explain why permanent loan closing is pending for the referenced property.
          RESPONSE: We have revised the disclosure under the caption “Prior Performance Summary — Acquisition of Investments and Loans for UDF I and UDF II (April 2003 (Inception) through March 2005) — Loans” beginning on page 76 of the prospectus to address the Staff’s comments.
Distributions of Cash Available for Distributions, page 86
96.	Please revise to clarify whether distributions will represent a return of an investor’s capital until the investor has received a return of all its capital contribution. If so, please explain why distributions will represent a return of capital rather than a dividend to the unitholders.
          RESPONSE: We have revised the disclosure under the caption “Distributions and Allocations — Distributions of Cash Available for Distribution” beginning on page 88 of the prospectus to clarify that distributions will first represent a return of capital and after the investor has received a return of all of his or her capital contribution, distributions will be applied against the investor’s 6% per annum, non-compounding cumulative return. We have also revised the disclosure to disclose that such allocations are in accordance with the Partnership’s partnership agreement.

Morris, Manning & Martin, LLP
Securities and Exchange Commission
November 18, 2005

97.	In describing the distribution priority, you reference “the difference between 90% less UMTHLD’s carried interest.” Please revise to clarify the meaning of this statement. Similarly revise the disclosure in the last paragraph, which references “the difference between 85% less UMTHLD’s carried interest.” Also, please explain how the distribution amounts described in subparagraphs (a) and (b) will operate. Provide an example to illustrate how you will determine the aggregate amount to be distributed to the limited partners.
          RESPONSE: We have revised the disclosure under the caption “Distributions and Allocations — Distributions of Cash Available for Distribution” beginning on page 88 of the prospectus to provide an example to show the meaning of “the difference between” statements and to also illustrate how the distribution amounts described in subparagraphs (a) and (b) operate and how the amounts to be distributed to the limited partners will be determined.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 91
98.	Please expand the discussion under this heading substantially to address trends that may have a material impact on your operations. For example, please consider discussing trends in interest rates, real estate development and real estate fundamentals.
          RESPONSE: We have revised the disclosure under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 94 of the prospectus in response to the Staff’s comment.
99.	Please expand your disclosure under this heading substantially to discuss the specific liquidity aspects of your proposed business plan, such as any indebtedness you expect to incur, and your expected sources of and requirements for liquidity. Your discussion should focus on any known demands, commitments, events or uncertainties that are reasonably likely to result in your liquidity increasing or decreasing.
          RESPONSE: We have revised the disclosure under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 94 of the prospectus in response to the Staff’s comment.
Summary of Partnership Agreement, page 91
100.	Please define what you mean by “give-ups” in the second paragraph on page 92.
          RESPONSE: We have revised the disclosure under the caption “Summary of Partnership Agreement — Other Activities of the General Partner” on page 96 of the prospectus to delete the reference to “give-ups,” which was unnecessary in light of the reference to “rebates” in the same sentence.

Morris, Manning & Martin, LLP
Securities and Exchange Commission
November 18, 2005

101.	Please enumerate the amendments to the partnership agreement that the general partner may undertake without limited partner approval, as noted in the final bullet point in the middle of page 92.
          RESPONSE: We have revised the disclosure under the caption “Summary of Partnership Agreement — Voting Rights of the Limited Partners” beginning on page 96 of the prospectus in response to the Staff’s comment.
Federal Tax Considerations, page 102
102.	Refer to the carry-over paragraph at the bottom of page 102 and the statement that nothing in this prospectus should be construed as legal or tax advice to a potential investor. This statement is not appropriate because it may suggest that investors cannot rely on the legal and tax opinions filed described in the prospectus and filed as exhibits to the registration statement. Please remove this disclaimer from your disclosure.
          RESPONSE: We have revised the disclosure under the caption “Federal Income Tax Considerations — Tax Opinion — No Opinion on Some Issues” beginning on page 109 of the prospectus in response to the Staff’s comment.
Specific Opinions, page 104
103.	We note your statement that certain enumerated material tax issues will have a favorable outcome on the merits for federal income tax purposes. Because “favorable outcome” is a subjective term, please revise your disclosure to indicate whether it is counsel’s opinion that you will be treated as a partnership for federal income tax purposes and whether you will be classified as a publicly traded partnership. Provide similar clarification with respect to the matters that are “more likely than not” to receive a favorable outcome.
          RESPONSE: We have revised the disclosure under the caption “Federal Income Tax Considerations — Tax Opinion — Specific Opinions” beginning on page 108 of the prospectus in response to the Staff’s comment.
Plan of Distribution, page 120
104.	Please identify the selling group members.
          RESPONSE: The Partnership has not yet identified any selling group members, but will identify them as soon as they are selected.
Units Purchased by Affiliates, page 121
105.	Please revise to clarify whether units purchased by your general partner and its affiliates will count toward the minimum offering amount.

Morris, Manning & Martin, LLP
Securities and Exchange Commission
November 18, 2005

          RESPONSE: We have revised the disclosure under the caption “Plan of Distribution — Units Purchased by Affiliates” on page 126 of the prospectus in response to the Staff’s comment to clarify that units purchased by the general partner or its affiliates will not be counted in calculating the minimum offering. Such information is also provided in the section of the prospectus under the caption “Plan of Distribution — Minimum Offering.”
Financial Statements and Notes
General
106.	Please continue to monitor the updating requirements of Rule 3-12 of Regulation S-X.
          RESPONSE: The Partnership will monitor the updating requirements of Rule 3-12 of Regulation S-X for future amendments to the Registration Statement.
United Development Funding III, L.P.
Report of Independent Auditors, page F-2
107.	Please advise us how your audit report complies with the Auditing Standard No. 1 of the PCAOB, References in Audit Reports to the Standards of the Public Company Accounting Oversight Board.
          RESPONSE: The Partnership’s independent auditors have revised the disclosure provided in the “Report of Independent Registered Public Accounting Firm” on page F-2 of the prospectus in response to the Staff’s comment.
Note A. Nature of Business, page F-5
108.	Please tell us what consideration you gave to disclosing the material terms of your partnership agreement, as well as the duties and rights held by the General Partner and limited partners, in the notes to the financial statements.
          RESPONSE: We have revised the disclosure in Section A (Nature of Business) of the Notes to Financial Statements on page F-5 of the prospectus in response to the Staff’s comment.
109.	We note you will pay compensation to selling group members, the General Partner and affiliates of your General Partner. Please tell us what consideration you gave to disclosing the details of these types of compensation, including the methodology that you will use to calculate them, in the notes to the financial statements.
          RESPONSE: Compensation paid to selling groups will be accounted for by the Partnership as contra equity. Amounts paid to related parties will be calculated by the Partnership on an accrual basis of accounting and reported in related party transactions in the notes to the financial statements.

Morris, Manning & Martin, LLP
Securities and Exchange Commission
November 18, 2005

Note B. Summary of Significant Accounting Policies, pages F-5 — F-6
110.	We note the General Partner will assume organizational and offering costs. Please tell us what consideration you gave to disclosing any requirements to reimburse these costs and how that impacts your accounting treatment in your financial statements under SAB Topic 1.B. Further, please clarify the terms and conditions of any agreement between you and the General Partner to clearly show which party has the obligation to settle these costs.
          RESPONSE: Costs incurred by the General Partner, such as organizational and offering costs, will be capitalized and reflected as a liability to the General Partner on the books of the Partnership as of September 30, 2005. The Partnership respectfully submits that the partnership agreement clearly identifies the extent of the Partnership’s obligation to reimburse the general partner for organization and offering expenses.
111.	Please disclose your accounting policy for organizational and offering costs.
          RESPONSE: We have revised the disclosure in Section B (Summary of Significant Accounting Policies) of the Notes to Financial Statements beginning on page F-5 of the prospectus in response to the Staff’s comment to include a subsection regarding “Organization Costs and Offering Costs.”
112.	Please tell us and consider disclosing your consolidation policy. You state that the adoption of FIN 46(R) will not have an affect on you. Given that you will provide credit enhancements in the form of loan guarantees, tell us how you considered paragraph 5 of FIN 46(R) in determining that these credit enhancement arrangements will not result in the existence of a variable interest entity.
          RESPONSE: We have revised the disclosure in the “Impact of Recently Issued Accounting Standards” subsection of Section B (Summary of Significant Accounting Policies) of the Notes to Financial Statements on page F-6 of the prospectus in response to the Staff’s comment to include disclosure regarding our consolidation policy.
113.	We note you will provide a unit redemption program. Please tell us what consideration you gave to disclosing the terms of the unit redemption program including the limitations surrounding investor’s ability to redeem units.
          RESPONSE: We have added a new Section D (Unit Redemption Program) to the Notes to Financial Statements beginning on page F-6 of the prospectus in response to the Staff’s comment.
114.	Explain to us, and consider disclosing, what impact, if any, your unit redemption program will have on your accounting for the units to be issued in this offering. Tell us how you will consider SFAS 150 in your determination of the appropriate accounting treatment for such units or tell us the specific accounting literature you will apply.

Morris, Manning & Martin, LLP
Securities and Exchange Commission
November 18, 2005

          RESPONSE: The Partnership has considered SFAS 150 as it relates to the classification of the units sold pursuant to the Partnership’s offering; however, the units sold in the offering do not have a mandatory redemption feature. Furthermore, the Partnership’s general partner has the ability to deny any requests for redemption by any limited partners. As a result, the units will be appropriately classified as partners’ capital in the Partnership’s accounting for the units to be issued in the offering.
UMTH Land Development, L.P.
General
115.	Include a headnote on the financial statements of the General Partner to indicate that purchasers of the United Development Funding III, LP’s units will not receive any interest in UMTH Land Development, L.P.
          RESPONSE: We have revised the financial statements of UMTH Land Development, L.P. to include the headnote requested by the Staff.
116.	We note that your general partner reported substantial receivables from its parent and affiliated companies, and substantial revenues from affiliated companies. Please tell us what consideration you gave to providing the audited balance sheet of the parent and affiliated companies.
          RESPONSE: We have revised Section D (Related Parties) to the Notes to Financial Statements on page F-15 of the prospectus in response to the Staff’s comment to include summarized financial information for UMT Holdings, L.P. and United Development Funding, L.P.
Note B. Summary of Significant Accounting Policies
Investment in Related Parties, page F-12
117.	Please explain to us how UMTH Land Development, L.P. has accounted for its investment in UDF I, UDF II, and UDF III, the basis in GAAP for this accounting treatment, and revise the disclosure accordingly.
          RESPONSE: We have revised the “Investment in Related Parties” subsection of Section B (Summary of Significant Accounting Policies) to the Notes to Financial Statements beginning on page F-13 of the prospectus in response to the Staff’s comment to disclose that the equity method of accounting was used. The Partnership respectfully submits that the equity method of accounting is appropriate, since UMTH Land Development, L.P. does not control UDF I or UDF II. Although UMTH Land Development, L.P. currently controls UDF III, once public unitholders are admitted, it is anticipated that UMTH Land Development, L.P. will not control UDF III. UMTH Land Development L.P.’s equity interest percentage in UDF I and UDF II is in the applicable range of 20% to 50% and its equity interest percentage in UDF III currently is 0%.

Morris, Manning & Martin, LLP
Securities and Exchange Commission
November 18, 2005

118.	Please tell us UMTHLD’s economic interest and voting interest in UDF I and UDF II. If they are different, tell us the basis for your accounting if not readily apparent. Explain to us in sufficient details UMTHLD’s FIN 46R accounting determination regarding its investment in these entities.
          RESPONSE: UMTH Land Development, L.P. has an approximately 50% profit interest in both United Development Funding, L.P. and United Development Funding II, L.P. UMTH Land Development, L.P. does not have a voting interest in either United Development Funding, L.P. or United Development Funding II, L.P. Furthermore, UMTH Land Development, L.P. has no contingent liability exposure related to the limited partners of either United Development Funding, L.P. or United Development Funding II, L.P. As United Development Funding, L.P. and United Development Funding II, L.P. both have sufficient capital and general and limited partners with appropriate powers, it was determined that the investment by UMTH Land Development, L.P. in those entities should be accounted for using the equity method and would not require consolidation through FIN 46(R).
119.	Please identify the general partners and limited partners of, and their ownership interest in, UDF I and UDF II, and provide the disclosures required by SFAS 57 with respect to the UMTHLD’s relationship with those parties. Also, revise the chart on page nine accordingly.
          RESPONSE: We have revised the “Investment in Related Parties” subsection of Section B (Summary of Significant Accounting Policies) to the Notes to Financial Statements beginning on page F-13 of the prospectus in response to the Staff’s comment.
120.	Please refer to the disclosure on page 25 relating to the General Partner’s commitments to other affiliated programs and its financial obligations to United Development Funding III, L.P. Tell us what consideration you gave to disclosing the major terms of those commitments including, but not limited to, the nature and the amounts thereof.
          RESPONSE: The Partnership respectfully believes that it is not necessary to disclose those operations in which the Partnership’s general partner is engaged if such operations are not related to the Partnership.
121.	We note that you did not include a statement of cash flows of the General Partner for the interim period. Please tell us how you considered the requirements of paragraph 3 of SFAS 95.

Morris, Manning & Martin, LLP
Securities and Exchange Commission
November 18, 2005

          RESPONSE: In response to the Staff’s comment, a statement of cash flows of UMTH Land Development, L.P. for the period ended September 30, 2005 has been added to the financial statements.
Exhibit A — Prior Performance Tables
Table II, page A-3
122.	Please define more clearly what services were received in exchange for the “wholesaling and marketing fees” set forth in the third row of this chart.
          RESPONSE: In response to the Staff’s comment, we have added a footnote to Table II that reflects the services received in exchange for the wholesaling and marketing fees.
Table III, page A-4
123.	Please limit the disclosure in Table III to operating results in the last three years.
          RESPONSE: Table III has been revised as required by the Staff.
Table V, page A-9
124.	Please limit your disclosure to loans acquired or disposed of within the last three years. Also, please expand the table to reflect prepayments, defaults, and foreclosures.
          RESPONSE: Table V has been revised as requested by the Staff.
125.	In cases where the amount of loan repaid, as set forth in the sixth column of this table, differs from the cash received in the fourth column, please provide a footnote explanation for this difference.
          RESPONSE: We have revised Table V to include the footnote requested by the Staff.
Part II. Information Not Required in Prospectus
Item 33. Recent Sales of Unregistered Securities, page II-1
126.	We note your disclosure regarding units sold to your initial limited partner. Pleases tell us additional details about that transaction that tend to support your use of the exemption provided by Section 4(2) of the Securities Act of 1933. In addition, please tell us the date upon which you issued these units and, if they were issued in the past 6 months, please provide us your analysis of why the issuance should not be integrated with this offering. Finally, please tell us how you intend to comply with the requirements of Regulation M with regard to your redemption of these units.

Morris, Manning & Martin, LLP
Securities and Exchange Commission
November 18, 2005

          RESPONSE: In connection with its organization, on June 13, 2005, the Partnership issued 45 units of its limited partnership interest to its initial limited partner, which is an accredited investor and an affiliate of the Partnership. The units were issued at a price of $20 per unit, for a total purchase price of $900. The units were issued in an isolated private placement without any public solicitation. The units issued to the initial limited partner will be redeemed by the Partnership, also at $20 per unit, upon the admission of limited partners pursuant to the offering.
          We respectfully submit that the issuance of units to organize the Partnership should not be integrated with the offering of units described in the prospectus. While the offering described in the prospectus is part of a plan of financing designed to raise capital to invest in mortgage loans and provide a return to investors, the initial issuance was not designed to raise capital, but merely to organize the Partnership. The purchase price received by the Partnership for the initial issuance will be returned to the initial limited partner upon the admission of limited partners pursuant to the offering. As a result, the initial issuance is neither part of the same plan of financing nor does it have the same general purpose as the offering described in the prospectus.
          The Partnership respectfully submits that its redemption of units from the initial limited partner will be conducted in a manner that is consistent with the restrictions on activities by issuers during distributions of securities set forth in Regulation M. Rule 102(a) of Regulation M, which is intended to preclude manipulative conduct by those with an interest in the outcome of a distribution, prohibits issuers and those affiliated with issuers, among others, from bidding for, purchasing or attempting to induce another to bid for or purchase a security that is the subject of a distribution while such distribution is underway. Rule 102(e) of Regulation M authorizes the Commission to exempt from the provisions of Rule 102 any transaction or series of transactions, either unconditionally or subject to specified terms and conditions. The redemption of the 45 units from the initial limited partner called for in the partnership agreement should be exempt because the Partnership will not be soliciting any units for redemption and the repurchase will not be made with the purpose of and will not have the effect of manipulating the price of the units of limited partnership interest. The redemption will not affect the price of the units because there is no active trading market for the units and both the offering price and the repurchase price will both be fixed at $20 per unit, which is also the price that the initial limited partner paid for the units.
Exhibits
127.	Please file copies of your legal and tax opinions or provide us with drafts of these opinions so that we have an opportunity to review them. Please also file the material agreements required to be filed under Item 601 of Regulation S-K.
          RESPONSE: The forms of legal and tax opinions are filed as Exhibits 5.1 and 8.1 of the Registration Statement. The Partnership has also filed the material agreements required to be filed under Item 601 of Regulation S-K.

Morris, Manning & Martin, LLP
Securities and Exchange Commission
November 18, 2005

          We hope the Amendment and the foregoing information allow the Staff to resolve all outstanding issues regarding the Registration Statement. If you have any questions regarding this filing, please do not hesitate to contact me at 404-504-7744.
MORRIS, MANNING & MARTIN, LLP
/s/ Lauren Burnham Prevost
Lauren Burnham Prevost

cc:	Amanda McManus, Esq., Division of Corporation Finance Hollis M. Greenlaw, Esq.